082-35004

07022504

RECEIVED
2007 APR 10 A 10:40

PROCESSED
APR 1 2 2007
THOMSON
FINANCIAL

SUPPL

Regulatory A

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Company	Charlemagne Capital Limited
TIDM	CCAP
Headline	Holding(s) in Company
Released	16:00 30-Mar-07
Number	1284U

RNS Number:1284U
Charlemagne Capital Limited
30 March 2007

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Charlemagne Capital Limited
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): Declaration of Major Shareholding as per FSA Transitional Provision 7	X
3. Full name of person(s) subject to the notification obligation:	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	N/A
6. Date on which issuer notified:	29th March 2007
7. Threshold(s) that is/are crossed or reached:	Holding greater than 5%
8. Notified details:	

dlo 4/10

A: Voting rights attached to shares

Class/type of shares if possible using the | Situation previous to the Triggering transaction: Number, Number of | Resulting situation after the triggering transaction: Number, Number of voting, % of voting

ISIN CODE	of Shares	Voting Rights	of shares	rights		rights	
			Direct	Direct	Indirect	Direct	Indirect
KYG2052F1028	N/A	N/A	N/A	N/A	17,074,969	N/A	5.81%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
17,074,969	5.81%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
BlackRock Investment Management (UK) Limited - 17,074,969 (5.81%)

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:
15. Contact telephone number:

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES
A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	BlackRock, Inc
Contact address (registered office for legal entities)	33 King William Street, London, EC4R 9AS
Phone number	020 7743 2098
Other useful information (at least legal representative for legal persons)	Thomas Hone

B: Identity of the notifier, if applicable

Full name	David McMahon
Contact address	Regent House, 16-18 Ridgeway Street, Douglas, Isle of Man
Phone number	01624 640 200

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Charlemagne Capital Limited
TIDM	CCAP
Headline	Director/PDMR Shareholding
Released	07:00 02-Apr-07
Number	1507U

RNS Number:1507U
Charlemagne Capital Limited
02 April 2007

2 April 2007

Charlemagne Capital
Transaction in Shares by a Director

Charlemagne Capital Limited ("Charlemagne", the "Company"), has been notified of a transfer of shares in the Company by David McMahon, a Director of the Company.

On 30 March 2007, the Company was informed that Mr McMahon had transferred his entire holding of 4,636,800 ordinary shares, representing 1.6 per cent. of Charlemagne's issued share capital to Holmeglen Limited, a company wholly owned by him. There is no change to Mr McMahon's ultimate beneficial interest in the Company as a result of this transfer.

Enquiries

Charlemagne Capital 01624 640200
David McMahon, Company Secretary

Smithfield Consultants 020 7360 4900
John Kiely
George Hudson

This information is provided by RNS
The company news service from the London Stock Exchange

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